EXHIBIT 99.3

PARNASSUS FUNDS COMPLEX
RULE 17G-1 FIDELITY BOND FILING
AMOUNT OF SINGLE INSURED BOND FOR JOINT INSUREDS
PERIOD OF COVERAGE:  APRIL 15, 2009 - APRIL 15, 2010

FUND	SINGLE INSURED BOND COVERAGE
Parnassus Funds	$600,000
Parnassus Income Funds	$1,500,000
Aggregate Single Bond Coverage
(as if not maintained under joint coverage)	$2,100,000
Total joint Investment Company Bond
(Bond Number 82053051)	$2,500,000